April 7, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Avon Products, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 1-04881

Dear Mr. O’Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated March 25, 2011, to Ms. Andrea Jung, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Comment 1

Selected Financial Data, page 19

1.	We note your restructuring charges presented for fiscal years 2006 through 2009 do not reconcile back to the amounts presented on page 19 of your 2009 Form 10-K. Please advise.

Response 1

Avon sold its interest in Avon Japan in December 2010. Beginning in the fourth quarter of 2010, the results of Avon Japan have been reported as discontinued operations for all periods presented; therefore, Operating profit presented for 2006 through 2009, and, accordingly, costs to implement restructuring initiatives in the Selected Financial Data table in our 2010 Form 10-K exclude the results of Avon Japan. The table below reconciles the amounts from our 2010 Form 10-K to the amounts in our 2009 Form 10-K:

	2009	2008	2007	2006
As reported in 2010 Form 10-K	$170.9	$59.3	$157.5	$217.1
Avon Japan	0.5	1.3	0.8	11.7
As reported in 2009 Form 10-K	$171.4	$60.6	$158.3	$228.8

Mr. Terence O’Brien

April 7, 2011

Comment 2

Non-GAAP Financial Measures, page 24

2.	In future filings please provide a more specific explanation of why you consider it meaningful to back out restructuring charges in your non-GAAP measures. Explain how backing out these specific, recurring costs provides useful information to investors regarding your operations.

Response 2

We disclose the following on page 24, Non-GAAP Financial Measures:

“The Company uses the non-GAAP financial measures to evaluate its operating performance and believes that it is meaningful for investors to be made aware of, on a period to period basis, the impacts of 1) costs to implement (“CTI”) restructuring initiatives and 2) costs and charges related to Venezuela being designated as a highly inflationary economy and the subsequent devaluation of its currency in January 2010 (“Venezuelan special items”)”

We propose the following additional disclosure in future filings to more specifically explain why we consider it meaningful to provide our results excluding restructuring charges:

“The Company believes investors find the non-GAAP information helpful in understanding the ongoing performance of operations separate from items that may have a disproportionate positive or negative impact on the Company’s financial results in any particular period.”

Mr. Terence O’Brien

April 7, 2011

Comment 3

Results of Continuing Operations, page 28

3.	You state on page F-16 the increase in your valuation allowance was mainly due to several of your foreign entities continuing to incur losses during 2010. It is unclear to us whether this disclosure is related to the operating loss from your China segment or other foreign entities. Please tell us which of your foreign entities incurred losses, including the amount of the loss and whether you considered this relevant to your discussion of results of operations.

Response 3

The increase in our valuation allowance of $92.5 million disclosed on page F-16 of our 2010 Form 10-K did not relate to the operating loss in our China segment. We believe the deferred tax asset resulting from China’s operating loss will be realized based on the standards set forth in ASC 740.

The primary reason for the increase in the valuation allowance was losses incurred by an Avon holding company in Luxembourg, where we believe the resulting deferred tax assets will not be realized based on the standards set forth in ASC 740. These losses, incurred by Avon’s holding company in Luxembourg, were caused by intercompany financing transactions. These intercompany financing transactions caused expense in our Luxembourg wholly-owned subsidiary with an equal and offsetting income in another wholly-owned subsidiary. Accordingly, there is no impact on consolidated earnings.

We did not incur significant losses in any other entities during 2010.

Comment 4

China – 2010 Compared to 2009, page 39

4.	You disclose the unfavorable change in operating margin in 2010 was primarily driven by significantly lower revenues. In future filings please expand this discussion to address the change in operating margin and how costs and the relationship of costs to sales were affected by the challenges in your complex hybrid business model and other underlying factors. Refer to Section 510.04 of the Financial Codification for guidance.

Mr. Terence O’Brien

April 7, 2011

Response 4

We propose that the disclosure surrounding the unfavorable change in operating margin in 2010 could be clarified as follows: The unfavorable change in operating margin during 2010 was primarily driven by significantly lower revenues while Avon China continued to incur overhead expenses that do not vary directly with revenue.

On February 24, 2011, Avon announced a comprehensive management realignment, including the management of its Asia Pacific and China segments as a single commercial business unit. In accordance with ASC 280, Segment Reporting, we have concluded that effective January 1, 2011 Asia Pacific and China will be a single operating segment.

Prospectively if this segment is in a similar circumstance where revenue declines are the significant cause of changes in operating margin for the segment, we will clarify our discussion of the change in a manner similar to the above.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (212) 282-5303 or Robert Loughran at (914) 935-2172.

Sincerely,

/s/ Charles W. Cramb
Charles W. Cramb Vice Chairman, Developed Market Group and Interim Chief Financial Officer, Avon Products, Inc.

cc:	Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission

Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP